invensys®

Invensys plc

London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

082-02142

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA



06015246

12 July 2006

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

REG-Invensys PLC Holding(s) in Company
12/07/2006

RNS Number:0631G
Invensys PLC
12 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International, Inc. These holdings form part of funds managed on behalf of investment clients.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:

State Street Nominees Limited	939,626
Chase Nominees Limited	14,543,730
Midland Bank plc	798,000
Nortrust Nominees	3,849,755

Capital International Limited:

State Street Nominees Limited	2,240,716
Bank of New York Nominees	79,242,641
Northern Trust	29,035,939
Chase Nominees Limited	42,705,079
Midland Bank plc	3,958,831
Bankers Trust	868,280
Citibank London	1,199,151

Morgan Guaranty	2,704,291
Nortrust Nominees	53,147,469
MSS Nominees Limited	404,320
State Street Bank & Trust Co	20,243,653
Lloyds Bank	259,000
Citibank	1,403,637
Citibank NA Toronto	578,900
HSBC Bank plc	8,283,921
Mellon Bank N.A.	1,732,360
Northern Trust AVFC	12,839,088
KAS UK	782,460
Mellon Nominees (UK) Limited	1,440,075
Bank One London	2,199,470
JP Morgan Chase Bank	385,560
Fortis Bank	110,460
Nordea Bank	1,808,433
Bayerische Hypo Und Vereinsbank AG	385,000

Capital International S.A.:

State Street Nominees Limited	434,000
Chase Nominees Limited	1,600,235
Midland Bank plc	664,580
Pictec & Cie, Geneva	986,265
Nortrust Nominees	273,140
Morgan Stanley	317,660
Lloyds Bank	488,705
Citibank NA Toront	254,345
HSBC Bank plc	3,292,800
JP Morgan Chase Bank	410,760
Lombard Odier Et Cie, Geneva	2,758,560
Metzler Seel Sohn & Co.	336,000

Capital International, Inc.:

State Street Nominees Ltd	1,167,880
Bank of New York Nominees	4,338,693
Chase Nominees Limited	16,700,674
State Street Bank & Trust Co.	4,434,500
Citibank NA Toronto	1,806,293
HSBC Bank plc	457,940

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

7 July 2006

11) Date company informed

11 July 2006

12) Total holding following this notification

328,812,875

13) Total percentage holding of issued class following this notification

5.782% (4.712% of which held by Capital International Limited)

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 12 July 2006

invensys®

Invensys plc

Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA

11 July 2006

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed 10 notifications released to the London Stock Exchange concerning

(a) Director/PDMR Shareholding
(b) Notification of major Interests in Shares
(c) Result of Rights Issue
(d) Successful Placement of Rights Issue Rump
(e) Notification of Interests of Directors and Connected Persons
(f) Notification of Interests of Directors and Connected Persons
(g) Notification of Interests of Directors and Connected Persons
(h) Notification of Interests of Directors and Connected Persons
(i) Notification of Interests of Directors and Connected Persons
(j) Notification of Interests of Directors and Connected Persons

Yours faithfully,



Rachel Spencer
Deputy Secretary

Copy to: Mr. T. Peterson
Mr. S. Wright

REG-Invensys PLC Director/PDMR Shareholding
29/06/2006

Invensys PLC - Invensys PLC - Director/PDMR Shareholding

RNS Number:4249F
Invensys PLC
29 June 2006

Invensys plc

Acquisition of shares in Invensys plc

Invensys plc (the Company) announces the following acquisitions of ordinary shares in the share capital of the Company (Shares) at a price per Share of19.5p made today, 29 June 2006:

Name of non-executive director	Number of Shares purchased	Percentage of issued Share Capital	Total holding of Shares following acquisition	Total percentage of Issued Share Capital following acquisition
L E Farmer	7,831	0.000138	11,081	0.000195
M J B Green	7,729	0.000136	57,729	0.001015
J-C Guez	7,831	0.000138	175,161	0.003080
A E Macfarlane	5,892	0.000104	18,079	0.000318
M D Parker	2,782	0.000049	2,782	0.000049

These acquisitions are made in accordance with the Company's new non-executive director fee structure under which £2,000 (after-tax) of the non-executive director's basic fee will be applied in acquiring Shares on a quarterly basis (i.e. an annual total of £8,000) as reported in the Company's 2006 Remuneration Report.

This notification relates to a disclosure made in accordance with Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b) (a disclosure made in accordance with section 324 of the Companies Act 1985 as extended by section 328 of that Act).

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company Official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 29 June 2006

REG-Invensys PLC Holding(s) in Company
07/07/2006

RNS Number:8695F
Invensys PLC
07 July 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners, L.P. has an interest are approximately 355 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

30 June 2006

11) Date company informed

6 July 2006

12) Total holding following this notification

955,000,704

13) Total percentage holding of issued class following this notification

16.79%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 7 July 2006

REG-Invensys PLC Result of Rights Issue
10/07/2006

RNS Number:9163F
Invensys PLC
10 July 2006

Result of Rights Issue
94.57 per cent acceptance of rights issue

Invensys plc announces that by 11.00 a.m. on 7 July 2006, the latest time and date for acceptance and payment in full for New Shares pursuant to the Rights Issue announced on 25 May 2006, valid acceptances were received in respect of 2,151,291,868 New Shares, representing approximately 94.57 per cent of the New Shares offered by way of rights at 15 pence per New Share.

In accordance with the terms of the Underwriting Agreement dated 25 May 2006, the Managers, that is HSBC Bank plc, JPMorgan Cazenove Limited and Morgan Stanley & Co International Limited, will seek to procure subscribers for the remaining 123,622,456 New Shares for which valid acceptances were not received.

Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise. All references to time in this announcement are to the time in London.

For further information please contact:

Invensys plc
Steve Devany +44 (0) 20 7821 3758

Maitland
Emma Burdett / Michelle Jeffery +44 (0) 20 7379 5151

Tricorn Partners LLP
Guy Dawson +44 (0) 20 7823 0826

Managers

JPMorgan Cazenove Limited
Edmund Byers / Patrick Magee / Jonathan Wilcox +44 (0) 20 7588 2828

Morgan Stanley & Co. International Limited
Nick Wiles / Tom Hill / Robert Mayhew +44 (0) 20 7425 8000

HSBC Bank plc
Nick McCarthy / James Taylor +44 (0) 20 7991 8888

HSBC Bank plc, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Tricorn Partners LLP are acting for Invensys plc and no one else in connection with the Rights Issue and will not be responsible to anyone other than Invensys plc for providing the protections afforded to their respective clients, as the case may be, nor for giving advice in relation to the Rights Issue or any other matter referred to herein. This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis

of information contained in the Prospectus dated 25 May 2006 and any supplement thereto. This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Canada, Australia, France, Japan, or South Africa. Subject to certain exceptions, the New Shares may not be offered or sold in the United States, Canada, Australia, France, Japan, or South Africa or to or for the benefit of any national, resident or citizen of the United States, Canada, Australia, France, Japan, or South Africa.

REG-Invensys PLC Rights Issue Rump
10/07/2006

RNS Number:9214F
Invensys PLC
10 July 2006

Invensys plc

Successful Placement of Rights Issue Rump

Following the announcement earlier today that Invensys plc has received valid acceptances in respect of 2,151,291,868 New Shares under the 2 for 5 Rights Issue announced on 25 May 2006, Invensys plc announces that the Managers have procured subscribers for the remaining 123,622,456 New Shares offered pursuant to the Rights Issue for which valid acceptances were not received, at a price of 19 pence per New Share.

The net proceeds, after deduction of the Issue Price of 15 pence per New Share, will, save for amounts less than £5.00, be paid to those persons whose rights have lapsed in accordance with the terms of the Rights Issue, pro rata to their lapsed provisional allotments.

Definitions used in the Prospectus dated 25 May 2006 shall have the same meanings when used in this announcement, unless the context requires otherwise. All references to time in this announcement are to the time in London.

For further information please contact:

Invensys plc
Steve Devany +44 (0) 20 7821 3758

Maitland
Emma Burdett / Michelle Jeffery +44 (0) 20 7379 5151

Tricorn Partners LLP
Guy Dawson +44 (0) 20 7823 0826

Managers

JPMorgan Cazenove Limited
Edmund Byers / Patrick Magee / Jonathan Wilcox +44 (0) 20 7588 2828

Morgan Stanley & Co. International Limited
Nick Wiles / Tom Hill / Robert Mayhew +44 (0) 20 7425 8000

HSBC Bank plc
Nick McCarthy / James Taylor +44 (0) 20 7991 8888

HSBC Bank plc, JPMorgan Cazenove Limited, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Tricorn Partners LLP are acting for Invensys plc and no one else in connection with the Rights Issue and will not be responsible to anyone other than Invensys plc for providing the protections afforded to their respective clients, as the case may be, nor for giving advice in relation to the Rights Issue or any other matter referred to herein.

This announcement shall not constitute an offer of, or the solicitation of any offer to subscribe or buy, any New Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these

restrictions may constitute a violation of the securities laws of any such jurisdiction. Any purchase of, or application for, securities in the Rights Issue should only be made on the basis of information contained in the Prospectus dated 25 May 2006 and any supplement thereto.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The New Shares have not been, nor will they be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state in the United States or under the applicable securities laws of Canada, Australia, France, Japan, or South Africa. Subject to certain exceptions, the New Shares may not be offered or sold in the United States, Canada, Australia, France, Japan, or South Africa or to or for the benefit of any national, resident or citizen of the United States, Canada, Australia, France, Japan, or South Africa.

REG-Invensys PLC Director/PDMR Shareholding 10/07/2006

RNS Number:9769F
Invensys PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Ulf Clemens Ingemar Henriksson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares acquired as a consequence of subscribing to the Company's Rights Issue announced on 25 May 2006

7. Number of shares / amount of stock acquired

872,000

8. Percentage of issued class

0.0109517%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

Subscription price was 15p

13. Date of transaction

10 July 2006

14. Date company informed

10 July 2006

15. Total holding following this notification

3,052,000

16. Total percentage holding of issued class following this notification

0.0383311%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Devany, Vice President - Communications 020 78213758

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

10 July 2006

REG-Invensys PLC Director/PDMR Shareholding 10/07/2006

RNS Number:9781F
Invensys PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Andrew Elliott Macfarlane

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

HSDL Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares acquired as a consequence of subscribing to the Company's Rights Issue announced on 25 May 2006

7. Number of shares / amount of stock acquired

4,875

8. Percentage of issued class

0.0000612%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

Subscription price was 15p

13. Date of transaction

10 July 2006

14. Date company informed

10 July 2006

15. Total holding following this notification

22,954

16. Total percentage holding of issued class following this notification

0.0002883%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Devany, Vice President - Communications 020 78213758

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

10 July 2006

REG-Invensys PLC Director/PDMR Shareholding
10/07/2006

RNS Number:9775F
Invensys PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Jean-Claude Guez

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares acquired as a consequence of subscribing to the Company's Rights Issue announced on 25 May 2006

7. Number of shares / amount of stock acquired

66,932

8. Percentage of issued class

0.0008406%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

Subscription price was 15p

13. Date of transaction

10 July 2006

14. Date company informed

10 July 2006

15. Total holding following this notification

242,093

16. Total percentage holding of issued class following this notification

0.003041%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Devany, Vice President - Communications 020 78213758

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

10 July 2006

REG-Invensys PLC Director/PDMR Shareholding 10/07/2006

RNS Number:9789F
Invensys PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Michael James Bay Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of a holding for the joint benefit of the Director named in 2 above and his spouse, Mrs A E Green

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Waterhouse Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Notification is in respect of a holding for the joint benefit of the Director named in 2 above and his spouse, Mrs A E Green

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares acquired as a consequence of subscribing to the Company's Rights Issue announced on 25 May 2006

7. Number of shares / amount of stock acquired

20,000

8. Percentage of issued class

0.0002512%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

Subscription price was 15p

13. Date of transaction

10 July 2006

14. Date company informed

10 July 2006

15. Total holding following this notification

77,729

16. Total percentage holding of issued class following this notification

0.0009762%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Devany, Vice President - Communications 020 7821 3758

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

10 July 2006

REG-Invensys PLC Director/PDMR Shareholding 10/07/2006

RNS Number:9795F
Invensys PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Larry Earl Farmer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Director named in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares acquired as a consequence of subscribing to the Company's Rights Issue announced on 25 May 2006

7. Number of shares / amount of stock acquired

1,300

8. Percentage of issued class

0.0000163%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

Subscription price was 15p

13. Date of transaction

10 July 2006

14. Date company informed

10 July 2006

15. Total holding following this notification

12,381

16. Total percentage holding of issued class following this notification

0.0001555%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Devany, Vice President - Communications 020 78213758

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

10 July 2006

REG-Invensys PLC Director/PDMR Shareholding
10/07/2006

RNS Number:9803F
Invensys PLC
10 July 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Martin Jay

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Strand Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Allotment of shares acquired as a consequence of subscribing to the Company's Rights Issue announced on 25 May 2006

7. Number of shares / amount of stock acquired

13,333

8. Percentage of issued class

0.0001675%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary shares of 1p each

12. Price per share

Subscription price was 15p

13. Date of transaction

10 July 2006

14. Date company informed

10 July 2006

15. Total holding following this notification

46,666

16. Total percentage holding of issued class following this notification

0.0005861%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Steve Devany, Vice President - Communications 020 78213758

25. Name and signature of authorised company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of Notification

10 July 2006